File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: MacKenzie.S	Issuer: TransGlobe Energy	Security: Common Share

Transaction Number	2659146

Security designation	Common Shares

Opening balance of securities held	8000

Date of transaction	2015-05-19

Nature of transaction	10 - Acquisition or disposition in the public market

Number or value of securities acquired	6500

Unit price or exercise price	4.9600	Currency	Canadian Dollar

Closing balance of securities held	14500	Insider's calculated balance

Filing date/time	2015-05-20 14:37:23

General remarks (if necessary to
describe the transaction)

Private remarks to securities
regulatory authorities

Insider: MacKenzie.S	Issuer: TransGlobe Energy	Security: Common Share

Transaction Number	2659148

Security designation	Common Shares

Opening balance of securities held	14500

Date of transaction	2015-05-19

Nature of transaction	10 - Acquisition or disposition in the public market

Number or value of securities acquired	500

Unit price or exercise price	4.9550	Currency	Canadian Dollar

Closing balance of securities held	15000	Insider's calculated balance

Filing date/time	2015-05-20 14:38:01

General remarks (if necessary to
describe the transaction)

Private remarks to securities
regulatory authorities